1:03 PM
08/20/21
Accrual Basis

Sticky Fingers Bakery Bistro LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
4100 · Dining Room Sales	464,358.35
4200 · Carry-Out Sales	530,325.16
4300 · Catering Sales	1,861.29
4400 · Merchandise Sales	2,082.28
4500 · Mail Order Sales	19,599.01
4555 · Service Charges	1,577.68
4900 · Refunds & Allowances	-2,529.67
Total Income	1,017,274.10
Cost of Goods Sold	
5100 · Food Cost	259,204.12
5200 · Liquor Cost	2,222.43
5300 · Beer Cost	2,640.87
5400 · Wine Cost	3,634.56
5500 · Retail Merchandise Cost	2,920.85
5600 · Take Out Packaging	29,827.81
5700 · Special Events COGS	16.77
Total COGS	300,467.41
Gross Profit	716,806.69
Expense	
6100 · Management Salaries and Wages	164,952.44
6200 · Staff Salaries and Wages	253,673.80
6280 · Guaranteed Payment	65,621.23
6300 · Employee Benefits	81,449.59
7100 · Direct Operating Expenses	42,557.73
7300 · Marketing	23,332.58
7390 · Promotions and Discounts	16,362.47
7400 · Utilities	32,463.72
7500 · General and Administrative	86,196.60
7600 · Repairs and Maintenance	15,205.03
8100 · Occupancy Costs	77,926.03
Total Expense	859,741.22
Net Ordinary Income	-142,934.53
Other Income/Expense	
Other Income	
4800 · COVID-19 Grant	40,000.00
4811 · COVID Tips	33,949.85
4822 · ERTC Tax Credit	82,258.00
8520 · Otherl Income	6,414.30
8525 · PPP Forgiveness	202,800.00
8530 · YE gift certificate tax adjust	-1,652.13
8550 · SBA COVID Loan Payments	49,150.54
Total Other Income	412,920.56

Sticky Fingers Bakery Bistro LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Other Expense	
8250 · **Interest Expense**	25,944.91
8300 · **Depreciation Expense**	32,244.00
8400 · **Amortization Expense**	9,291.00
8601 · **Deminimus Cap Ex Expense**	2,592.70
8700 · **DC Franchise Taxes**	1,000.00
8800 · **Charitable Contributions**	524.48
9310 · **COGS - Change in Inventory**	6,952.69
9990 · **Prior Period Adjustment**	-1,906.31
Total Other Expense	76,643.47
Net Other Income	336,277.09
Net Income	**193,342.56**